Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Commences Offer to Acquire MEG Energy Corp.

Calgary, Alberta (May 30, 2025) – Strathcona Resources Ltd. ("Strathcona") announced today that it has formally commenced its offer (the "Offer") to acquire all of the issued and outstanding common shares of MEG Energy Corp. (TSX:MEG) ("MEG") not already owned by Strathcona or its affiliates for 0.62 of a common share of Strathcona ("Strathcona Share") and $4.10 in cash per common share of MEG ("MEG Share").

The notice and advertisement of the Offer has been placed for publishing in The Globe and Mail and Le Devoir, and the Offer is contained in the Offer to Purchase and Bid Circular (the "Offer and Circular") and related documents, which will be filed today with the Canadian securities regulators on SEDAR+ under MEG's profile at www.sedarplus.ca and posted on Strathcona's website. The Offer and Circular will be made available to all MEG shareholders in accordance with applicable securities laws. The Offer is open for acceptance until 5 p.m. (Mountain Time) on Monday, September 15, 2025.

Strathcona also announced the execution of an equity commitment letter with Waterous Energy Fund ("WEF"), the holder of 79.6% of the outstanding Strathcona Shares, through certain limited partnerships comprising Waterous Energy Fund III ("WEF III"), pursuant to which WEF III has committed to purchase an additional 21.4 million Strathcona Shares through subscription receipts, conditional upon completion of the Offer.

Pursuant to the terms of the equity commitment letter, the investment will be completed at a subscription price of $30.92 per subscription receipt, being equivalent to the price of the Strathcona Shares on May 15, 2025 prior to Strathcona announcing its intention to make the Offer, equating to an incremental investment by WEF in Strathcona of approximately $662 million. To Strathcona's knowledge, this represents the largest investment at one time by a single shareholder, public or private, in the Canadian upstream oil and gas sector since 2014.

Adam Waterous, Executive Chairman of Strathcona and CEO of WEF commented, "WEF's major further investment in Strathcona reflects our view that more than eight years into building Strathcona our best years are in front of us. As part of the Offer, we are asking MEG shareholders to join us as fellow shareholders in Strathcona and trust the Strathcona team as stewards of their capital. We therefore believe it is important that we eat our own cooking, ensuring no one will be more focused on increasing Strathcona's value beyond current levels than WEF. We firmly believe Strathcona represents compelling value at this price with a large margin of safety, and that we and the partners in our fund will do very well over the long run."

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Offer Details

The Offer is subject to the satisfaction or, where permitted, waiver of certain conditions, including, without limitation: (a) there having been validly deposited under the Offer and not withdrawn more than 50% of the outstanding MEG Shares (and associated rights under MEG's shareholder rights plan), excluding any MEG Shares beneficially owned, or over which control or direction is exercised, by Strathcona or by any person acting jointly or in concert with Strathcona, which condition cannot be waived by Strathcona; (b) there having been validly deposited under the Offer and not withdrawn MEG Shares (and associated rights under MEG's shareholder rights plan) which represent, together with the MEG Shares held by Strathcona, at least 66⅔% of the outstanding MEG Shares (on a fully-diluted basis); (c) no material adverse change having occurred in respect of the business, affairs, assets, operations or prospects of MEG; (d) all required governmental, regulatory and stock exchange approvals, or expiry, waiver or termination of any waiting or suspension period imposed, with respect to the Offer, including, without limitation, pursuant to the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the TSX with respect to the issuance and listing of the Strathcona Shares issuable pursuant to the Offer, having been obtained; (e) the Registration Statement (as defined below) having become effective under the U.S. Securities Act (as defined below), and not becoming subject to a stop order or a proceeding seeking a stop order; (f) MEG not having taken certain actions that could reasonably be expected to reduce the anticipated economic value to Strathcona of the Offer or impair the ability of Strathcona to proceed with the Offer; (g) Strathcona having obtained the requisite approval of the Strathcona shareholders with respect to the issuance of the Strathcona Shares under the Offer pursuant to the rules of the TSX; and (h) other customary conditions.

The Offer is not subject to any due diligence or financing condition, with the cash consideration payable under the Offer to be funded pursuant to a bridge financing commitment from a syndicate of lenders (the "Bridge Financing Commitment"), subject to the terms and conditions of such financing.

If the conditions of the Offer are satisfied or, where permitted, waived at the expiry time of the Offer and Strathcona takes up and pays for the MEG Shares validly deposited under the Offer, Strathcona intends to acquire any MEG Shares not deposited under the Offer through a compulsory acquisition pursuant to the Business Corporations Act (Alberta), if available, or to propose an amalgamation, statutory arrangement or other transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona, in each case for consideration per MEG Share at least equal in value to and in the same form as the consideration paid by Strathcona per MEG Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of MEG Shares acquired pursuant to the Offer.

Strathcona encourages MEG shareholders to read the full details of the Offer set forth in the Offer and Circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how MEG shareholders can deposit their MEG Shares to the Offer.

Shareholders who have questions or require assistance in depositing MEG Shares to the Offer should contact the Information Agent, Laurel Hill Advisory Group, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

Copies of the Offer and Circular, once filed, will be available without charge on request from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or by contacting Laurel Hill Advisory Group per the instructions set forth above.

In connection with the Offer, Strathcona will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which will include the Offer and Circular and other documents related to the Offer. This news release is not a substitute for the Registration Statement, the Offer and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they will contain important information about Strathcona, MEG and the Offer. When they become available, the Registration Statement, Offer and Circular and other materials filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. When available, the Registration Statement, Offer and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona or by contacting Laurel Hill Advisory Group per the instructions set forth above.

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WEF III Equity Investment Details

Pursuant to an equity commitment letter dated May 29, 2025, WEF III has committed to subscribe for and purchase 21.4 million subscription receipts of Strathcona ("Strathcona Subscription Receipts") at a price of $30.92 per Strathcona Subscription Receipt for aggregate proceeds to Strathcona of approximately $662 million (the "WEF III Equity Investment").

Each Strathcona Subscription Receipt will entitle WEF III to receive, automatically upon, among other specified circumstances, the take-up of MEG Shares deposited under the initial deposit period for the Offer, one Strathcona Share. The Strathcona Shares issuable upon conversion of the Strathcona Subscription Receipts represent approximately 9.99% of the Strathcona Shares issued and outstanding as of May 29, 2025.

The subscription price of the Strathcona Subscription Receipts and other terms and conditions of the WEF III Equity Investment were determined in accordance with the rules of the TSX with reference to the five-day volume weighted average price of the Strathcona Shares on the TSX immediately prior to and including May 29, 2025 and through negotiations between WEF III and a special committee comprised of independent directors of Strathcona (the "Special Committee") that was established in connection with the WEF III Equity Investment. The subscription price of $30.92 per Strathcona Subscription Receipt is equal to the closing price of the Strathcona Shares on the TSX on May 15, 2025, prior to Strathcona announcing its intention to make the Offer, and reflects a 7% premium to the five-day volume weighted average price of the Strathcona Shares on the TSX immediately prior to and including May 29, 2025.

The proceeds of the WEF III Equity Investment will be held in escrow by a subscription receipt agent and released to, or at the direction of, Strathcona concurrently upon Strathcona taking up MEG Shares at the expiration of the initial deposit period for the Offer, and will be used by Strathcona to reduce a portion of the amount funded under the Bridge Financing Commitment and pay a portion of the cash consideration payable under the Offer. In the event that Strathcona withdraws or terminates the Offer, and has not substantially concurrently entered into a definitive agreement to acquire MEG, the proceeds of the WEF III Equity Investment will be returned to WEF III.

The completion of the WEF III Equity Investment is subject to the satisfaction or waiver of certain customary conditions and is expected to be completed no later than July 13, 2025, being the date that is 45 days from the date of the equity commitment letter. The Offer is not conditional on the closing of the WEF III Equity Investment.

Strathcona Shareholder Approval

Strathcona expects to issue up to an aggregate of approximately 145 million Strathcona Shares pursuant to the Offer, consisting of 143 million Strathcona Shares issuable for MEG Shares deposited pursuant to the Offer and 2 million Strathcona Shares issuable for the MEG Shares issued upon settlement of certain security-based compensation awards of MEG, representing, in the aggregate, approximately 68% of the 214,235,608 Strathcona Shares issued and outstanding as at the date hereof. Strathcona expects to issue an additional 21.4 million Strathcona Shares upon conversion of the Strathcona Subscription Receipts issued pursuant to the WEF III Equity Investment.

Under Section 611 of the TSX Company Manual, the issuance of approximately 169.3 million Strathcona Shares (the "Strathcona Share Issuance"), comprised of 145 million Strathcona Shares issuable in respect of the Offer, 21.4 million Strathcona Shares issuable in respect of the WEF III Equity Investment and 2.9 million Strathcona Shares to account for clerical and administrative matters as permitted under the rules of the TSX, requires the approval of Strathcona shareholders, as the maximum number of Strathcona Shares issuable pursuant to the Offer exceeds 25% of the total number of outstanding Strathcona Shares.

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Pursuant to Section 604(d) of the TSX Company Manual, WEF, as the holder of more than 50% of the votes attached to the outstanding Strathcona Shares, has delivered to the TSX its written consent for the issuance of up to 169.3 million Strathcona Shares in respect of the Strathcona Share Issuance in satisfaction of such shareholder approval requirement, in lieu of a duly called meeting of security holders. The TSX will generally not require further security holder approval for the issuance of up to, approximately, an additional 36.975 million Strathcona Shares, such number being 25% of the number of Strathcona Shares approved by security holders in connection with the Offer. The Offer is being effected at arm's length and the issuance of Strathcona Shares is not expected to materially affect control of Strathcona.

Assuming acquisition of all MEG Shares under the Offer and any second stage transaction, and upon completion of the WEF III Equity Investment, WEF is expected to own approximately 51% of the then issued and outstanding Strathcona Shares. The WEF III Equity Investment and the Offer are expected to close not earlier than five business days after dissemination of this press release.

Advisors

Scotiabank and TD Securities are acting as exclusive financial advisors to Strathcona in connection with the Offer. Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to Strathcona in connection with the Offer. The Special Committee has engaged Torys LLP, and WEF has engaged Bennett Jones LLP, to act as their respective legal counsel in connection with the WEF III Equity Investment.

Strathcona has also engaged Laurel Hill Advisory Group to act as strategic communications advisor and information agent in connection with the Offer. MEG shareholders may contact Laurel Hill Advisory Group by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

About Strathcona

Strathcona is one of North America's fastest growing oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life oil and gas assets. The Strathcona Shares are listed on the Toronto Stock Exchange (TSX: SCR).

For more information, please contact:

Investor inquiries: info@strathconaresources.com

Media inquiries: communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona Shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

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Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, the expected delivery of the Offer and Circular; statements regarding Strathcona's future performance and prospects, including that the best years of Strathcona are in front of it, Strathcona's intentions with respect to the financing of the cash consideration payable under the Offer, including the expected reduction of the Bridge Financing Commitment by virtue of the WEF III Equity Investment; expectations with respect to the terms and timing of the WEF III Equity Investment; Strathcona's intention to acquire any MEG Shares not deposited under the Offer for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations or the Offer; and the availability of delivery services in respect of the mailing of the Offer and Circular.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Factors that could cause actual events to differ materially from those contemplated or implied by the forward-looking information in this news release include, but are not limited to, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; the risk that the anticipated synergies and other benefits of the Offer may not be realized; and an inability to procure delivery services and the impacts caused by a postal strike. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

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